Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports 2022 full year record production of 401,878 gold equivalent ounces and issues 2023 annual guidance

Vancouver, January 17, 2023 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the fourth quarter and full year 2022 from its four operating mines in the Americas and West Africa. For the full year 2022, the Company produced 259,427 ounces of gold and 6,907,275 ounces of silver or 401,878 gold equivalent1 ounces. All references to dollar amounts in this news release are expressed in US dollars.

2022 Consolidated Production Highlights

•	Gold production of 259,427 ounces; 25 percent increase over 2021
•	Silver production of 6,907,275 ounces; 8 percent decrease over 2021
•	Lead production of 34,588,324 pounds; 5 percent increase over 2021
•	Zinc production of 46,175,821 pounds; 3 percent decrease over 2021

All production results are in line with the mining sequence and Mineral Reserves estimates.

2023 Consolidated Production Guidance Highlights

•	Gold production of between 282 to 320 thousand ounces; a projected increase of between 9 to 23 percent over 2022
•	Silver production of between 6.3 to 6.9 million ounces; a projected decrease of up to 9 percent over 2022
•	Gold equivalent production[2] of between 412 to 463 thousand ounces; a projected increase of between 3 to 15 percent over 2022

Notes:

1.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,802/oz Au, $21.75/oz Ag, $2,161/t Pb and $3,468/t Zn or Au:Ag = 1:82.89, Au:Pb = 1:0.83, Au:Zn = 1:0.52
2.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,700/oz Au, $21/oz Ag, $2,000/t Pb and $3,200/t Zn or Au:Ag = 1:81.00, Au:Pb = 1:0.85, Au:Zn = 1:0.53

2022 Consolidated Operating Highlights

	Fourth Quarter 2022					Full Year 2022
	Lindero, Argentina	San Jose, Mexico	Yaramoko, Burkina Faso	Caylloma, Peru	Consolidated	Lindero, Argentina	San Jose, Mexico	Yaramoko, Burkina Faso	Caylloma, Peru	Consolidated
OPERATIONAL FIGURES
Tonnes milled		259,500	142,694	138,491			1,029,590	546,651	546,186
Average tpd milled		2,883	1,568	1,556			2,925	1,523	1,539
Ore placed on pad (t)	1,334,509					5,498,064
SILVER[1]
Grade (g/t)		194		75			191		80
Recovery (%)		91.1		81.4			91.4		81.3
Production (oz)		1,473,627		273,119	1,746,746		5,762,562		1,144,713	6,907,275
GOLD[2]
Grade (g/t)	0.80	1.13	6.45	0.12		0.81	1.14	6.37	0.14
Recovery (%)		89.8	97.6	22.0			90.4	97.5	31.8
Production (oz)	29,301	8,499	26,190	122	64,112	118,418	34,124	106,108	777	259,427
LEAD
Grade (%)				3.22					3.27
Recovery (%)				88.9					87.8
Production (lbs)				8,734,715	8,734,715				34,588,324	34,588,324
ZINC
Grade (%)				4.63					4.32
Recovery (%)				89.0					88.8
Production (lbs)				12,575,167	12,575,167				46,175,821	46,175,821

Notes:

1.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
2.	Lindero production includes doré and gold in carbon columns; Yaramoko production includes doré only
3.	Totals may not add due to rounding

Latin America: Consistent performance results in solid production for all metals, meeting annual guidance

The fourth quarter of 2022 was Latin America's fifth consecutive quarter of over 35,000 ounces of gold production. On a full year basis, the region achieved record gold production of 153,319 ounces. Consolidated silver production was 6.9 million ounces, achieving the higher end of annual guidance. All three mines delivered production results in line with their mining plans and Mineral Reserves estimates.

Highlights

•	Lindero continues capturing productivity gains and demonstrating a stable production performance delivering a 14 percent increase in gold production when compared to 2021
•	Caylloma delivered higher annual silver and lead production due to higher throughput and head grades
•	San Jose delivered total silver production of 5.8 million ounces, hitting the upper range of annual guidance

Lindero Mine, Argentina: Record annual gold production

Gold production for the fourth quarter of 2022 totaled 29,301 ounces, a 19 percent decrease year-over-year. Lower gold production is attributed to an 8 percent decrease in tonnes and a 23 percent decrease in gold grade for ore placed on the pad, compared to the fourth quarter of 2021. Gold grade for the quarter was in line with the mining plan and Mineral Reserve estimate.

Mine production for the quarter was according to management’s expectations, with a total of 1.9 million tonnes of ore mined in the fourth quarter, at a strip ratio of 0.54:1.

For the full year, mine production totaled 8.6 million tonnes of ore, at a strip ratio of 0.73:1, with 5.5 million tonnes of ore placed on the pad averaging 0.81 g/t Au containing an estimated 143,203 ounces of gold, in line with the management’s mining and production plan. Throughout 2022, management implemented various high impact optimization initiatives to capture efficiencies, allowing the operation to offset some of the cost increases in primary consumables. Initiatives included improving the efficiency of the SART plant, subsequently decreasing consumption of fresh make-up cyanide and sulfuric acid; and the optimization of the mine fleet´s trucking distance, reducing diesel consumption and improving productivity. In the fourth quarter of 2022, the operation commenced a project to improve the recirculation circuit of the HPGR with the aim of reducing granulometry and improving gold recovery from ore placed on the leach pad.

Gold production for the year totaled a record 118,418 ounces, comprised of 116,191 ounces in doré and 2,227 ounces of gold-in-carbon (GIC), meeting annual guidance (refer to Fortuna news release dated January 18, 2022). In 2022, Lindero had a good reconciliation for ore sent to the leach pad with gold grades at the plant being 2 percent higher compared to the Mineral Reserve model estimate.

San Jose Mine, Mexico: Silver production achieves upper end of annual guidance

In the fourth quarter of 2022, San Jose produced 1.5 million ounces of silver and 8,499 ounces of gold, a 14 percent decrease for both metals compared to the equivalent period in 2021. The decrease is mainly due to lower head grades, albeit in line with management´s expectations based on the mining sequence and Mineral Reserve estimate.

Material mined using sublevel stopping (SLS) methods was increased in 2022, representing 35 percent of ore sent to the plant. The operation plans for the SLS contribution to reach 60 percent of total ore production in 2023. In the second quarter of 2022, a new underground shotcrete plant was commissioned which reduced mining cycles and partially offset some of the cost increases due to higher haulage distances as the mine deepens.

Silver and gold production for 2022 totaled 5.8 million ounces, the upper end of annual guidance, and 34,124 ounces, the mid-point of annual guidance, respectively. Average head grades for silver and gold for the year were 191 g/t Ag and 1.14 g/t Au, respectively.

Caylloma Mine, Peru: Strong silver, lead and zinc production exceeds upper range of annual guidance

In the fourth quarter of 2022, Caylloma produced 273,119 ounces of silver, a 4 percent increase year-over-year primarily due to higher grades mined during the period.

Silver production in 2022 totaled 1.14 million ounces, exceeding the upper end of annual guidance range.

In the fourth quarter of 2022, zinc production was 12.6 million pounds, a 10 percent increase over the comparable period in 2021. Production was mainly impacted by higher head grades and improved plant recovery. Lead production in the fourth quarter of 2022 was 8.7 million pounds, a 4 percent increase year-over-year, also attributable to higher plant recovery.

Zinc and lead production in 2022 totaled 46.2 and 34.6 million pounds, respectively; both exceeding the upper range of annual guidance. Base metal production benefitted from material mined at level 16 of the Animas vein allowing for a significant improvement in ore grade and oxide-sulfide ratios hence boosting plant recovery.

West Africa

In the fourth quarter of 2022, the West African operations continued their solid performance. Gold production at the Yaramoko Mine in Burkina Faso met the mid-point of the annual production guidance range.

At the Séguéla Gold Project in Côte d’Ivoire, construction activities continued as planned. The mining contractor continued its mobilization and establishment activities with the establishment of key infrastructure and the arrival on site of mining equipment. All senior operational management roles were filled and commenced work on site, with recruitment now focusing on other operational roles. First gold pour is on track for mid-2023.

Yaramoko Mine, Burkina Faso: Gold production achieved the mid-point range of annual guidance

The Yaramoko Mine produced 26,190 ounces of gold in the fourth quarter of 2022 with an average head grade of 6.45 g/t Au, which is in line with the mining sequence and Mineral Reserve estimate, and an 8 percent decrease year-over-year. Compared to the comparative period in 2021, the decrease in production was due to lower head grades. However, grades for the full year were in line with planned estimates.

Gold production in 2022 totaled 106,108 ounces achieving the mid-point of the annual guidance range.

2023 Consolidated Production and Cost Guidance

Mine	Silver (Moz)	Gold (koz)	Lead (Mlbs)	Zinc (Mlbs)	Cash Cost[1,3,5,6]	AISC[1,2,3,5,6]
SILVER					($/oz Ag Eq)	($/oz Ag Eq)
San Jose, Mexico	5.3 - 5.8	34 - 37	-	-	10.2 - 11.3	14.7 - 16.2
Caylloma, Peru	1.0 - 1.1	-	29 - 32	43 - 48	10.4 - 11.5	19.0 - 21.0
GOLD					($/oz Au)	($/oz Au)
Lindero, Argentina	-	96 - 106	-	-	820 - 920	1,430 - 1,580
Yaramoko, Burkina Faso	-	92 - 102	-	-	960 - 1,060	1,550 - 1,710
Séguéla[4], Côte d´Ivoire	-	60 - 75	-	-	450 - 580	880 - 1,080
CONSOLIDATED TOTAL	6.3 - 6.9	282 - 320	29 - 32	43 - 48

Notes:

1.	Cash Cost and all-in sustaining cost (AISC) are non-IFRS financial measures which are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Company and might not be comparable to similar financial measures disclosed by other issuers. Refer to the note under “Non-IFRS Financial Measures” below
2.	AISC includes production cash cost, commercial and government royalties, mining tax, export duties (as applicable), worker’s participation (as applicable), subsidiary G&A, sustaining capital expenditures, and Brownfields exploration and is estimated at metal prices of $1,700/oz Au, $21/oz Ag, $2,000/t Pb, and $3,200/t Zn. AISC excludes government mining royalty recognized as income tax within the scope of IAS-12
3.	Silver equivalent is calculated at metal prices of $1,700/oz Au, $21/oz Ag, $2,000/t Pb and $3,200/t Zn
4.	Séguéla’s production and cost guidance is based on first gold pour in mid-2023. Any material changes to the construction or commissioning schedule may have a material impact on Séguéla’s production and cost guidance.
5.	Totals may not add due to rounding
6.	Historical non-IFRS measure cost comparatives: The following table provides the historical cash costs and historical AISC for the four operating mines for the year ended December 31, 2021 as follows:

Mine	Cash Cost[a,b,c]	AISC[a,b,c]
SILVER	($/oz Ag Eq)	($/oz Ag Eq)
San Jose, Mexico	9.30	14.38
Caylloma, Peru	13.46	18.94
GOLD	($/oz Au)	($/oz Au)
Lindero, Argentina	617	1,116
Yaramoko, Burkina Faso	739	1,317

(a)	Cash cost and AISC are non-IFRS financial measures; refer to the note under “Non-IFRS Financial Measures” below
(b)	Silver equivalent was calculated at metal prices of $1,789/oz Au, $25.16/oz Ag, $2,205/t Pb and $2,998/t Zn for the year ended December 31, 2021
(c)	Further details on the cash costs and AISC for the year ended December 31, 2021 are disclosed on pages 34, 35, 36, 38, and 39 (with respect to cash costs) and pages 34, 35, 37, and 40 (with respect to AISC) of the Company’s management discussion and analysis (“MD&A”) for the year ended December 31, 2021 dated as of March 23, 2022 (“2021 MD&A”) which is available under Fortuna's SEDAR profile at www.sedar.com and is incorporated by reference into this news release, and the note under “Non-IFRS Financial Measures” below

2023 Guidance Outlook

Lindero Mine, Argentina

The Lindero Mine is expected to place 6.3 million tonnes of ore on the leach pad averaging 0.67 g/t Au, containing an estimated 136,100 ounces of gold. Capital investments are estimated at $42.7 million, including $30.3 million for sustaining capital expenditures, $12.1 million of capitalized stripping and $0.3 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

•	Leach pad Phase II expansion	$17.5 million
•	Heavy equipment replacement and overhaul	$7.6 million
•	Plant spare parts	$1.2 million

Cash cost and AISC:

•	Cash cost per ounce of gold at Lindero is expected to increase approximately 25 percent over 2022 at the upper range of guidance and 12 percent at the lower range. The increase is explained mainly due to lower production related to changes in the grade profile as per the life of mine plan, and the impact of higher projected operational expenditures reflecting incremental inflation pressures throughout 2022.
•	AISC per ounce of gold at Lindero is expected to increase 41 percent over 2022 at the upper range of guidance and 28 percent at the lower range. The increase is explained by higher capital expenditures related to the leach pad Phase II expansion and higher capitalized stripping costs and higher cash cost per ounce.

San Jose Mine, Mexico

At the San Jose Mine, the Company plans to process 1.03 million tonnes of ore averaging 186 g/t Ag and 1.19 g/t Au. Silver and gold production reflect the declining grade profile of Mineral Reserves. Capital investment is estimated at $18.4 million, including $15.1 million for sustaining capital expenditures and $3.3 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

•	Mine development	$8.4 million
•	Underground mine equipment spare parts and overhauling	$1.7 million

Cash cost and AISC are expected to remain in line with 2022.

Yaramoko Mine, Burkina Faso

At the Yaramoko Mine, the Company plans to process 526,088 tonnes of ore averaging 5.9 g/t Au. Capital investments are estimated at $40.8 million, including $37.4 million for sustaining capital expenditures and $3.3 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

•	Mine development	$30.8 million
•	Ventilation infrastructure extension	$2.5 million
•	109 open pit preparation	$1.3 million
•	QV prime equipment	$0.5 million

Cash cost and AISC:

•	Cash cost per ounce of gold at Yaramoko is expected to increase approximately 20 percent over 2022 at the upper range of guidance and 8 percent at the lower range. The increase is explained due to lower production and the impact of higher projected operational expenditures reflecting incremental inflation pressures throughout 2022 as well as higher mining costs at QV Prime and 109 Zone open pit.
•	AISC per ounce of gold at Yaramoko is expected to increase 12 percent over 2022 at the upper range of guidance and remain in line with respect to the lower range. The increase is explained by higher cash cost per ounce.

Caylloma Mine, Peru

At the Caylloma Mine, the Company plans to process 542,000 tonnes of ore averaging 73 g/t Ag, 2.86% Pb, and 4.28% Zn. Capital investments are estimated at $23.6 million, including $21.0 million for sustaining capital expenditures and $2.6 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

•	Mine development	$7.1 million
•	Underground water pumping system	$3.9 million
•	Caylloma Mine substation power grid enhancement	$2.7 million
•	Plant power sub-station, Phase II	$1.4 million
•	New paste backfill system, Phase I	$1.1 million

Cash cost and AISC are expected to remain in line with 2022.

Séguéla Gold Project, Côte d’Ivoire

The main construction goals/milestones to be achieved towards first gold pour include:

Q1 2023:

•	Mining activities commence
•	Energize processing plant

Q2 2023:

•	Construction practical completion
•	First ore to the crusher / dry circuit
•	First ore to the SAG mill / wet plant
•	First gold pour

Q3 2023:

•	Ramp-up to design capacity

Once production commences in mid-2023, Séguéla is expected to process 739,466 tonnes of ore averaging 3.3 g/t Au, with capital investments estimated at $22.7 million, including $18.8 million for sustaining capital expenditures and $3.9 million for Brownfields exploration programs.

Major sustaining capital investment projects include:

•	Mine development	$10.0 million
•	Tailings storage facility lift	$2.8 million
•	Sunbird Deposit infill drilling	$1.7 million

2023 Exploration Outlook

Fortuna continues to advance its robust pipeline of Brownfields and Greenfields exploration projects in West Africa and the Americas, building on the success of the exploration programs carried out in 2022.

Brownfields Exploration

Fortuna´s consolidated Brownfields exploration budget for 2023 for its four mines and Séguéla totals $21.8 million, which includes 128,000 meters of reverse circulation, diamond core and air core exploration drilling.

Séguéla Project, Côte d’Ivoire

The Brownfields exploration program budget for 2023 at the Séguéla Project is $12.2 million, which includes 87,200 meters of drilling to upgrade resource confidence and further extend the Sunbird Deposit along strike and at depth; test for further depth extensions at the Koula, Ancien and Antenna deposits; further drilling to test and infill the recent Kestral, Barana and Badior prospects (refer to Fortuna news release dated December 5, 2022) and continued generation and testing of near-mine targets.

San Jose Mine, Mexico

The Brownfields exploration program budget for 2023 at the San Jose Mine is $3.3 million, which includes 5,500 meters of diamond drilling, focused on extensions to the Magdalena, Trinidad and Victoria systems, as well as work along the Taviche corridor.

Yaramoko Mine, Burkina Faso

The Brownfields exploration program budget for 2023 at the Yaramoko Mine is $3.3 million, which includes 29,200 meters of exploration drilling, testing of several surface geochemistry anomalies generated in 2022, in addition to testing strike and depth projections of the 55 Zone.

Caylloma Mine, Peru

The Brownfields exploration program budget for 2023 at the Caylloma Mine is $2.6 million, which includes 6,560 meters of drilling to test down-dip extensions of ore shoots 1 and 3 at the Animas silver-polymetallic vein, as well as regional exploration work and target generation at the Antacollo, Santa Rosa and San Cristobal silver veins.

Lindero Mine, Argentina

The Brownfields exploration program for 2023 at the Lindero Mine of $0.3 million will be focused on reviewing the Arizaro project, located 3.5 kilometers to the southeast of the mine. Exploration at Lindero will also extend to regional prospect evaluation and portfolio reviews.

Greenfields Exploration

Reconnaissance exploration and evaluation of potential new projects will continue to be actively pursued during 2023, with a focus on new project generation and corporate growth in our active operating regions, supported by a budget of $3.9 million.

Qualified Person

Raul Espinoza, Director of Technical Services for the Company, is a Fellow member and Chartered Professional of the Australasian Institute of Mining and Metallurgy (FAusIMM CP) and a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects. Mr. Espinoza has reviewed and approved the scientific and technical information relating to the Company´s operating mines contained in this news release and has verified the underlying data.

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information relating to exploration contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines | YouTube: Fortuna Silver Mines

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; estimates of production in 2022 that remain subject to verification and adjustment; the Company’s anticipated financial and operational performance in 2023; estimated production forecasts and sales for 2023; estimated costs; estimated cash costs and all-in sustaining cash costs and expenditures for 2023; estimated capital expenditures in 2023; estimated Brownfields and Greenfields expenditures in 2023; exploration plans; the future results of exploration activities; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; the timing of the commencement of production at Séguéla; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; metal prices, currency exchange rates and interest rates in 2023; timing of and possible outcome of litigation; mineral resource and mineral reserve estimates; life of mine estimates; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainties related to new mining operations and development projects such as the Séguéla Project, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; uncertainty relating to the costs of the construction, the financing of construction and timing for the completion of the Séguéla Project; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict, and the impact it may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; the ability of the Company to successfully contest and revoke the resolution issued by SEMARNAT which annuls the extension of the environmental impact authorization for the San Jose mine; uncertainties relating to general economic conditions; risks relating to a global pandemic, including COVID-19, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of COVID-19 and geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that the Company will be successful in challenging the annulment of the extension to the San Jose environmental impact authorization; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Non-IFRS Financial Measures

This news release also refers to non-IFRS financial measures, including cash costs and all-in sustaining costs. These measures are not standardized financial measures under International Financial Reporting Standards (IFRS), the financial reporting framework used to prepare the financial statements of the Company, and therefore may not be comparable to similar financial measures disclosed by other mining companies. These Non-IFRS Measures include cash costs and all-in sustaining cash costs.

Readers should refer to the “Non-IFRS Financial Measures” section in the Company’s 2021 MD&A, which section is incorporated herein by reference, for an explanation of these measures and reconciliations to the Company’s reported financial results in accordance with IFRS. The MD&A 2021 is available on SEDAR at www.sedar.com.